Exhibit 99.1

Autohome Inc. Announces Unaudited Results for the Second Quarter Ended June 30, 2014

Quarterly Net Revenues Increased 71.8% Year-over-Year to RMB506.8 Million

Quarterly Net Income Increased 68.8% Year-over-Year to RMB206.3 Million

BEIJING, August 7, 2014 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights1

•	Net Revenues increased 71.8% year-over-year to RMB506.8 million ($81.7 million) for the second quarter of 2014, exceeding the Company’s guidance of RMB472.0 million ($76.1 million) to RMB493.0 million ($79.5 million).

•	Net Income increased 68.8% year-over-year to RMB206.3 million ($33.3 million) for the second quarter of 2014.

•	Net Cash Provided by Operating Activities increased 188.9% year-over-year to RMB163.0 million ($26.3 million) for the second quarter of 2014.

Second Quarter 2014 Operating Highlights

•	Growth in Dealer Subscriptions: Autohome provided dealer subscription services to 13,693 dealer subscribers in the second quarter of 2014, up from 7,351 dealer subscribers in the corresponding period of 2013.

•	Leading Online Destination for Automobile Consumers: In the second quarter of 2014, autohome.com.cn’s ranking remained the first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily page views and average daily time spent, according to iResearch, a third-party market research firm. autohome.com.cn showed continued growth and momentum in terms of average daily time spent per user, which increased from 15.4 minutes in the second quarter of 2013 to 16.3 minutes in the second quarter of 2014, based on data released by iResearch.

•	Robust Mobile Traffic: The number of average daily unique visitors who accessed the Company’s websites via mobile devices and the number of average daily unique visitors to the Company’s mobile applications reached approximately 2.9 million and 2.3 million, respectively, in the month of June 2014. Altogether, that represents a growth of more than 25% in total number of average daily unique visitors on mobile platforms compared to those in the month of March 2014.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.2036 on June 30, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

•	Transaction Platform Success: In April and May 2014, Autohome conducted new sales campaigns, including a four-day promotion of vouchers from dealerships in select provinces and a presale campaign to promote the China-based Chery’s latest SUV model, the Tiggo 3. Having seen the success of these promotional campaigns, in June 2014, Autohome formally launched Autohome Mall, an online transaction platform that will allow the Company to be a long-term transaction facilitator. In its first month of operations, Autohome Mall facilitated more than 3,000 transactions involving 137 car models from 36 car brands.

James Qin, Chief Executive Officer of Autohome, stated, “We are pleased with our strong second quarter results, which exceeded our initial expectations and were underpinned by important progress across all of our key growth drivers. We continued to achieve high double digit increases year-over-year in net revenues and net income, reflecting strong and rapidly growing demand for our products and services as well as our ability to efficiently scale our operations to offer a broader and more competitive product portfolio.”

Mr. Qin continued, “Our results clearly prove that our Company has both media and platform value. We are particularly encouraged that we are capturing a greater share of online advertising spending from automakers as evidenced by a 46.0% increase of revenues from automaker advertisers in the second quarter of 2014 versus the same period last year. On top of this, our dealer yellow page business, which includes both dealer advertising services and dealer subscription services, grew even faster with year-over-year growth of 117.6% in the second quarter of 2014. This market-leading position reinforces our ability to deepen cooperation with automakers and dealers.”

“We also launched new products such as our online transaction platform and numerous sales promotions which demonstrated Autohome’s ability to generate meaningful sales leads with high conversation rates. Further, we initiated several new partnerships, including online partnerships with Baidu and offline partnerships with leading automakers and dealers. These activities increased our value to our customers and partners as well as to individual consumers as we remain a top destination for auto related information.”

“Importantly, we deepened penetration of our dealership network, especially within China’s growing tier-3 and tier-4 cities, and strengthened our relationships with our dealer customers. The number of Autohome’s paying dealers increased significantly from 7,351 in the second quarter of 2013 to 13,693 in the second quarter of 2014. Our strong relationships with dealers as well as with automakers underscore their continued confidence in Autohome as a crucial sales channel in reaching auto buyers in China.”

Nicholas Chong, Chief Financial Officer, commented, “We are delighted to have recorded sustained strong financial performance throughout our first three quarters as a listed company. In the second quarter of 2014, we achieved higher than expected top line growth and strong bottom line performance driven by healthy results across all of our business lines. Furthermore, we are encouraged that net cash provided by operating activities grew substantially, by 188.9% year over year. These results highlight our financial and operating strength and we are confident that Autohome is well positioned to continue growing our market leadership position.”

Detailed Overview of Financial Results for Second Quarter 2014

Key Financial Results

(In RMB Millions except for per share data)	2Q 2013	2Q 2014	% Change
Net Revenues	295.0	506.8	71.8%
Operating Profit	145.9	253.3	73.6%
Net Income	122.2	206.3	68.8%
Adjusted Net Income[2]	130.4	219.6	68.4%
Diluted Earnings Per Share[3]	1.21	1.83	51.2%
Net Cash Provided by Operating Activities	56.4	163.0	188.9%

Unaudited Second Quarter 2014 Financial Results

Net Revenues

Net revenues for the second quarter of 2014 increased 71.8% to RMB506.8 million ($81.7 million) from RMB295.0 million in the corresponding period in 2013. The increase was due to increases in both the Company’s advertising services revenues and dealer subscription services revenues.

•	Advertising services revenues for the second quarter of 2014 increased to RMB366.2 million ($59.0 million) from RMB227.9 million in the corresponding period in 2013. The increase was due to an increase in revenues from both automaker advertisers and dealer advertisers. Revenues from automaker advertisers and dealer advertisers accounted for 75.3% and 24.7%, respectively, of total advertising services revenues for the second quarter of 2014.

The increase in revenues from automaker advertisers was attributable to an increase in average revenues per automaker advertiser as automakers continued to allocate more advertising budgets to Autohome’s online advertising channels. The increase in dealer advertising services revenues was mainly due to an increase in the volume of advertising purchased by dealer advertisers as a result of the Company’s expansion into new geographical markets and deeper penetration into existing markets, together with an increase in the rates for the Company’s dealer advertising services.

•	Dealer subscription services revenues for the second quarter of 2014 increased 109.6% to RMB140.6 million ($22.7 million) from RMB67.1 million in the corresponding period in 2013. The increase in dealer subscription services revenues was mainly due to an increase in the number of paying subscribers, which in turn was a result of Autohome’s expansion into new geographic markets and deeper penetration into existing markets as well as increase in the “share of wallet” from the paying dealers. The Company sold dealer subscription services to 13,693 dealers in the second quarter of 2014, compared with 7,351 dealers in the corresponding period in 2013.

[2]	Adjusted net income is defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on these non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Cost of Revenues

Cost of revenues for the second quarter of 2014 increased 61.7% to RMB93.5 million ($15.1 million) from RMB57.8 million in the corresponding period in 2013, primarily due to increases in value-added taxes and surcharges, content related costs, bandwidth and IDC costs and depreciation. The cost of revenues included share-based compensation expense of RMB2.3 million ($0.4 million) and RMB1.6 million for the second quarter of 2014 and 2013, respectively.

Operating Expenses

Operating expenses for the second quarter of 2014 increased 75.3% to RMB160.0 million ($25.8 million) from RMB91.3 million in the corresponding period in 2013. It was due to increases in sales and marketing expenses, general and administrative expenses and product development expenses as the Company has been reinvesting for future growth opportunities. As a percentage of net revenues, operating expenses for the second quarter of 2014 increased to 31.6% from 30.9% in the corresponding period in 2013.

•	Sales and marketing expenses for the second quarter of 2014 increased 73.5% to RMB95.0 million ($15.3 million) from RMB54.7 million in the corresponding period in 2013. This increase was primarily due to (i) an increase in salaries and benefits in line with an increase in sales and marketing headcount as the Company hired more experienced sales persons to provide better service and support to the Company’s important customers and (ii) an increase in marketing expenses in connection with the promotion of the Company’s brands through navigation sites and mobile platforms. The sales and marketing expenses for the second quarter of 2014 included share-based compensation expense of RMB3.3 million ($0.5 million), compared to RMB1.0 million in the corresponding period in 2013.

•	General and administrative expenses for the second quarter of 2014 increased 77.7% to RMB29.8 million ($4.8 million) from RMB16.7 million in the corresponding period in 2013. This increase was primarily due to an increase in professional fees as a result of Autohome becoming a public company as well as an increase in salaries and benefits in line with an increase in administrative headcount. The general and administrative expenses for the second quarter of 2014 included share-based compensation expenses of RMB4.5 million ($0.7 million), compared to RMB3.2 million in the corresponding period in 2013.

•	Product development expenses for the second quarter of 2014 increased 78.3% to RMB35.3 million ($5.7 million) from RMB19.8 million in the corresponding period in 2013. This increase is primarily due to an increase in salaries and benefits in line with an increase in product development headcount and also the investments in growth initiatives, such as mobile platforms. The product development expenses for the second quarter of 2014 included share-based compensation expenses of RMB2.0 million ($0.3 million), compared to RMB0.7 million in the corresponding period in 2013.

Operating Profit

Operating profit for the second quarter of 2014 increased 73.6% to RMB253.3 million ($40.8 million) from RMB145.9 million in the corresponding period in 2013.

Net Income and EPS

Net income for the second quarter of 2014 increased 68.8% to RMB206.3 million ($33.3 million) from RMB122.2 million in the corresponding period in 2013. Basic and diluted earnings per share and per ADS (“EPS”) for the second quarter of 2014 were RMB1.96 ($0.32) and RMB1.83 ($0.30), respectively, compared to basic and diluted EPS in the corresponding period in 2013 of RMB1.22 and RMB1.21, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, for the second quarter of 2014 increased 68.4% to RMB219.6 million ($35.4 million) from RMB130.4 million in the corresponding period in 2013. Non-GAAP basic and diluted EPS for the second quarter of 2014 were RMB2.08 ($0.34) and RMB1.95 ($0.31), respectively, compared to Non-GAAP basic and diluted EPS in the corresponding period in 2013 of RMB1.30 and RMB1.29, respectively.

Balance Sheet and Cash Flow

As of June 30, 2014, the Company had cash and cash equivalents and term deposits of RMB 1,571.2 million ($253.3 million). Net cash provided by operating activities in the second quarter of 2014 was RMB163.0 million ($26.3 million), compared to RMB56.4 million in the corresponding period in 2013.

Recent Developments

•	Exclusive Baidu Partnership: During the quarter, Autohome announced an exclusive 12-month partnership with the leading Chinese search engine Baidu. Autohome is providing information, such as model descriptions and pricing, to enhance auto-related searches on PCs using “Aladdin,” Baidu’s open platform initiative to improve dynamic search results under this partnership. The partnership officially began on July 1, 2014 and the results generated were in line with the Company’s expectations. The Company recorded meaningful increase in the number of average daily unique visitors on PCs, amounting to 7.4 million in the first four weeks of July.

•	Development of Used Car Service: Autohome continues to invest in enhancing its used car service. During the second quarter, the Company made further progress in developing its used car sales platform such as the introduction of several usability enhancements to its website for used car sales.

•	Recognition for Investor Relations Excellence: In June 2014, Autohome received prestigious global accolades for investor communications around its initial public offering in December 2013. PRWeek Asia, a leading trade media outlet, and the International PR Association, a global public relations industry organization, named Autohome’s initial public offering the Financial Communications and Investor Relations campaign of the year for 2013 respectively.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB507.0 million ($81.7 million) to RMB528.0 million ($85.1 million) in the third quarter of fiscal year 2014, representing a 53.1% to 59.4% year-over-year increase.

These forecasts reflect the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will hold an earnings conference call at 8:00 AM on Thursday, August 7, 2014, U.S. Eastern Time (8:00 PM on Thursday, August 7, 2014, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

United States: +1-855-298-3404

Hong Kong: +852-5808-3202

China Domestic: 400-120-0539

United Kingdom: 0800-015-9725

International: +1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 6301161.

A replay of the conference call may be accessed by phone at the following numbers until August 14, 2014:

United States: +1-866-846-0868

International: +61-2-9641-7900

Passcode: 6301161

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Through its two websites, autohome.com.cn and che168.com, the Company provides comprehensive, independent and interactive content to automobile buyers and owners. Autohome.com.cn ranked first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily time spent per user and average daily page views in 2013, according to iResearch, a third-party research firm. The Company’s ability to reach a large and engaged user base of automobile consumers has made Autohome the preferred platform for automakers and dealers to conduct their advertising campaigns. Automakers typically utilize its online advertising services for brand promotion, new model releases and sales promotions. Its dealer subscription services allow dealers to market their inventory and services through Autohome’s websites, extending the reach of their physical showrooms to potentially millions of internet users in China. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income, Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Edith Kwan

Investor Relations

Autohome Inc.

Tel: +86-10-5985-1535

Email: ir@autohome.com.cn

Cara O’Brien

FTI Consulting, Inc.

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Martin Reidy

FTI Consulting, Inc.

Tel: +86-10-8591-1060

Email: martin.reidy@fticonsulting.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended June 30,
	2013	2014
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net revenues:
Advertising services	227,900	366,213	59,032
Dealer subscription services	67,061	140,569	22,659

Total net revenues	294,961	506,782	81,691

Cost of revenues	(57,824)	(93,484)	(15,069)

Gross profit	237,137	413,298	66,622

Operating expenses:
Sales and marketing expenses	(54,741)	(94,984)	(15,311)
General and administrative expenses	(16,746)	(29,752)	(4,796)
Product development expenses	(19,770)	(35,252)	(5,683)

Operating profit	145,880	253,310	40,832

Interest income	3,738	8,784	1,416
Other income (expenses)	2,416	(31)	(5)

Income before income taxes	152,034	262,063	42,243

Income tax expense	(29,785)	(55,761)	(8,988)

Net income	122,249	206,302	33,255

Earnings per share for ordinary share
Basic	1.22	1.96	0.32
Diluted	1.21	1.83	0.30
Shares used in earnings per share computation:
Ordinary shares:
Basic	100,000,000	—	—
Diluted	101,073,659	—	—

Class A ordinary shares
Basic	—	36,568,173	36,568,173
Diluted	—	112,441,662	112,441,662

Class B ordinary shares
Basic	—	68,788,940	68,788,940
Diluted	—	68,788,940	68,788,940

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	473	137	22

Comprehensive income	122,722	206,439	33,277

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended June 30,
	2013	2014
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net income	122,249	206,302	33,255
Plus: income tax expense	29,785	55,761	8,988
Plus: depreciation of property and equipment	5,460	8,338	1,344
Plus: amortization of intangible assets	1,708	1,515	244

EBITDA	159,202	271,916	43,831

Plus: share-based compensation expenses	6,542	12,129	1,955

Adjusted EBITDA	165,744	284,045	45,786

Net income	122,249	206,302	33,255
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,591	1,139	184
Plus: share-based compensation expenses	6,542	12,129	1,955

Adjusted Net Income	130,382	219,570	35,394

Non-GAAP Earnings per share for ordinary share
Basic	1.30	2.08	0.34
Diluted	1.29	1.95	0.31
Shares used in earnings per share computation:
Ordinary shares:
Basic	100,000,000	—	—
Diluted	101,073,659	—	—

Class A ordinary shares
Basic	—	36,568,173	36,568,173
Diluted	—	112,441,662	112,441,662

Class B ordinary shares
Basic	—	68,788,940	68,788,940
Diluted	—	68,788,940	68,788,940

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of June 30
	2013	2014
	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,138,613	1,185,026	191,022
Restricted cash	245,000	—	—
Term deposits	—	386,129	62,243
Accounts receivable	465,712	499,139	80,460
Other current assets	49,940	88,736	14,304

Total current assets	1,899,265	2,159,030	348,029

Non-current assets:
Property and equipment, net	57,897	57,244	9,228
Goodwill and Intangible assets, net	1,549,639	1,546,635	249,313
Other non-current assets	6,149	13,106	2,113

Total non-current assets	1,613,685	1,616,985	260,654

Total assets	3,512,950	3,776,015	608,683

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	324,094	370,034	59,648
Deferred revenue	215,580	277,432	44,721
Income tax payable	20,204	17,904	2,886
Payable for repurchase of common stock	227,015	—	—
Other current liabilities	2,925	33	5

Total current liabilities	789,818	665,403	107,260

Non-current liabilities:
Other liabilities	29,041	29,041	4,681
Deferred tax liabilities	481,727	491,968	79,304

Total non-current liabilities	510,768	521,009	83,985

Total liabilities	1,300,586	1,186,412	191,245

Shareholders’ equity:
Total shareholders’ equity	2,212,364	2,589,603	417,438

Total liabilities and shareholders’ equity	3,512,950	3,776,015	608,683